Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement of the Windstream 2007 Deferred Compensation Plan on Form S-8 of our report dated February 24, 2006 relating to the consolidated financial statements and financial statement schedule of Valor Communications Group, Inc. (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in the Company’s method of accounting for conditional asset retirement obligations to conform to Financial Accounting Standards Board Interpretation No. 47), appearing in the Annual Report on Form 10-K of Valor Communications Group, Inc. for the year ended December 31, 2005.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
January 12, 2007